Exhibit 99.1

TSAKOS ENERGY NAVIGATION LIMITED (TEN)
367 Syngrou Avenue, 175 64 P. Faliro, Hellas Tel: 30210 94 07 710-3, Fax: 30210 94 07 716, e-mail: ten@tenn.gr Website: http://www.tenn.gr

Press Release

May 22, 2007

TSAKOS ENERGY NAVIGATION REPORTS RECORD PROFITS

FOR FIRST QUARTER 2007

Newbuilding program continues with four of 11 2007 deliveries in the first quarter

FIRST QUARTER HIGHLIGHTS

•	Net revenue of $96.49 million up from $75.61 million in the first quarter of 2006

•	Net income of $43.47 million compared to $41.77 million in first quarter 2006

•	Earnings per share (basic) $2.28 up 4.1% from first quarter 2006

•	Delivery and charter of four vessels including the Company’s first LNG carrier (Arctic, Izumo Princess, Andromeda and Neo Energy)

•	Repurchase of the 1999-built Aframax Olympia at a significant discount to market value

•	Sale of the 1989-built Panamax Bregen for a $6.40 million capital gain

•	Semi-annual dividend of $1.50 per share, paid April 26, 2007 raising the dividend for 2006 operations to $2.75 per share from $2.10 for 2005 operations

•	Entered fourteenth year in the public markets, celebrated 5th anniversary of listing on the New York Stock Exchange

Athens, Greece- May 22, 2007- Tsakos Energy Navigation Limited (TEN) (NYSE: TNP) today reported results (unaudited) for the first quarter of 2007. Revenue, net of voyage expenses and commissions, was $96.49 million in the first quarter of 2007 as compared with $75.61 million in the same quarter of 2006. TEN deployed 37.7 vessels in the 2007 quarter versus 27.1 in the 2006 period. The average time charter equivalent (TCE) was $31,649 against $33,128 in the first quarter 2006. Fleet utilization was 94.4% compared with 99.2% in the first quarter of 2006, due to the dry docking of the Aframax crude carrier Vergina II for a mandatory special survey and double-hull conversion, and the Aframax product carrier Propontis for repairs. Vessel operating expenses per ship per day increased to $7,292 compared with $6,931 in the first quarter of 2006. This resulted principally from the impact of higher crew expenses due to the weakening of the US dollar, and higher repair and spares costs.

Depreciation and dry-docking amortization costs were $18.87 million versus $12.10 million in the first quarter of 2006 reflecting the material fleet expansion experienced since the first quarter of last year. Management fees in the first quarter of 2007 were $2.20 million as against $1.40 million in the same quarter of 2006. This increase was due to fleet expansion and the predetermined increase in fees which became effective in January 2007. General and administrative expenses increased to $0.82 million from

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$0.47 million in the same quarter last year due to higher Sarbanes-Oxley compliance costs and a more active investor relations schedule. TEN realized a capital gain of $6.40 million from the sale of the Bregen in the first quarter of 2007. There were no capital gains in the first quarter of 2006. Operating income was $53.6 million compared to $41.9 million in the previous year quarter, a 28.0% increase.

Interest and finance costs, net of interest income, were $9.5 million as against $0.84 million in the like quarter of 2006 due to the increase in loans necessary for financing the significant growth of the fleet. This higher interest cost was partially offset by increases in interest and investment income, $5.99 million this quarter versus $2.78 million in the first quarter of 2006. Income before depreciation charges was $61.61 million in the 2007 quarter as compared to $52.45 million in the 2006 period. Net Income was a record $43.47 million as compared to $41.77 million in the first quarter of 2006. Basic earnings per share rose 4.1 % from $2.19 to $2.28.

“Net Income in the first quarter of 2007 exceeded the superb results realized in the first quarter of 2006,” observed Mr. D. John Stavropoulos, Tsakos Energy Navigation’s Chairman of the Board. “Fleet modernization and expansion, combined with a balanced employment strategy and thoughtful expense containment, produced outstanding operating results.” Mr. Stavropoulos further stated, “The financial strength of TEN combined with its long history of solid performance has been rewarded by its creditors with smaller interest margins. These factors complemented by growth have built shareholder value through secular earnings advances and increasing dividends. These dynamics are beginning to be reflected in the share price.”

FLEET STRATEGY

TEN’s fleet growth has continued through the consolidation of two private fleets and the ongoing newbuilding program. Since the equivalent period last year, TEN’s fleet has grown by over 40% in terms of vessels and by over 62% in terms of deadweight while achieving a reduction in the fleet’s average age, from 6.5 years in the first quarter of 2006 to 5.4 years in the first quarter of 2007. This reduction also reflected the disposal of older tonnage which generated $19.70 million in capital gains. In line with the Company’s active engagement in the sale & purchase market and without inhibiting the growth of the enterprise, in the same period, the Company also achieved capital gains of an additional $50 million, from strategic divestments.

In the first quarter, TEN took delivery of four of 11 newbuildings including the Company’s first LNG (Liquefied Natural Gas) carrier, Neo Energy. In addition to these newbuildings, in January 2007 the Company repurchased the Aframax Olympia from a German financial institution for a pre-agreed price at a significant discount to its current market value.

The Company’s chartering strategy has evolved to facilitate the increasing demand from charterers to accommodate profit sharing provisions in chartering transactions. This offers the Company the benefits of downside protection and upside participation while allowing for closer cooperation with its customers. This type of vessel employment fits the Company’s strategy of balanced employment.

“Our corporate strategy and business plan is to sustain profitability and generate strong earnings growth in a highly cyclical industry,” stated Mr. Nikolas P. Tsakos, President & Chief Executive Officer of TEN. “To achieve these basic objectives we pursue a balanced employment policy that provides assured revenues and opportunities to participate in strong charter environments. This, combined with fleet growth and renewal as well as opportunistic sale and purchase transactions, has resulted in a strong record of profitability.”

Mr. Tsakos continued, “With TEN increasing its critical mass in all the sectors it operates and with a growing fleet in high demand by major charterers worldwide, we believe our fleet strategy both in terms of growth and employment will serve shareholders well in the future.”

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TANKER INDUSTRY

Despite numerous downside risks, widespread consensus supports the notion that the global economy is on the right footing for another year of broad-based growth, only moderately slower than in 2006. This strength is expected to continue with the main drivers still the Asian economies. The International Energy Agency’s world GDP growth forecast for 2007 stands at 4.8%, 0.6 percentage points lower than 2006 but still above the five-year average of 4.5% and above the twenty-year average of 3.5%. This indicates that the global economy is capable of successfully absorbing the higher prices of commodities including oil which have recurred since January 2007 without inhibiting its growth. Overall, world oil demand has grown by 0.8% in 2006 or 0.7mb/d and is expected to rise by 1.8% in 2007 which translates to 1.5 mb/d.

The world tanker fleet, based on current estimates, is expected to grow by about 8% per annum until 2010 however this is not expected to upset the current supply/demand balance which continues to be satisfactory. Demand for seaborne transportation continues to be strong as the larger consumer markets, distant from the source, primarily depend on imports to satisfy their needs for petroleum and its products. Energy transport distances (ton-mile demand) continue to grow year over year which assist in maintaining the high utilization rate of the world tanker fleet. Single-hull tankers (which in deadweight constitute about 26% of the world tanker fleet) should experience further decline in their productivity until mandatory scrappage starting in 2010 will require their removal from service. Yards are fully committed until 2010 with other types of vessels and forward fixing of quality tonnage by oil majors providing encouraging signs that a healthy supply/demand balance will be maintained for the foreseeable future. TEN does expect, however, rate volatility to remain elevated due to bullish-price refinery issues, high crude and oil product demand, arbitrage trade opportunities, declining OECD stocks, due to OPEC’s cut-backs, and geopolitical and weather related risks.

TEN believes 2007 will continue to experience acceptable fleet utilization levels and healthy charter rates. However, owners and operators will face increasing challenges including higher capital commitments to fund higher new building costs and secondhand prices, potentially higher interest rates and insurance premiums as well as increased personnel expenses, lubricant prices, maintenance needs, and a weakening dollar. Fees associated with corporate governance should continue to push up overheads. Despite these concerns, the Company expects the tanker industry to reward owners running efficient operations with a record fifth consecutive year of general prosperity.

OUTLOOK FOR TEN

TEN’s vessels continue to be in demand by charterers and earn rates that provide healthy margins. The balanced chartering strategy, designed to smooth the cyclical nature of the market, affords the Company earnings visibility well into next year and beyond. With 80% of employable days for the remaining three quarters of 2007 already booked securing minimum revenues of $215 million and with 62% for 2008 translating to $210 million of minimum revenue, TEN’s cash generating ability remains on solid ground.

As of May 22, 2007, seven newbuildings have been delivered; of these three have entered three-year time charter contracts with profit sharing agreements. These vessels, just by earning the minimum rate, should generate at least $63 million in gross revenues over the corresponding charter period. With ten more vessels to join the fleet by the second quarter of 2010, TEN’s chartering policy will be determined according to client needs and market conditions at the time. Nevertheless, management will preserve the balanced employment composition of the fleet as the fleet grows.

In general, TEN with its diversified fleet, balanced employment profile and healthy balance sheet, is well positioned to take advantage of market opportunities as they develop. Active fleet renewal will continue along with opportunistic sales which should continue to provide significant capital gains.

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“TEN has experienced steady growth and has rewarded shareholders over the years with annualized returns well in excess of most benchmark standards,” Mr. Tsakos stated. “We are proud of the platform we have created and we will strive to match if not exceed past results in the future. We sincerely hope that the markets will reward these efforts and eventually assign tanker companies and ours in particular, the true value that they deserve.”

TEN’s Newbuilding Program:

Vessel	Dwt	Design	Delivery
Aframax
1. Sakura Princess	105,000	DH / DNA	8 June 2007
2. H/N 1342	105,000	DH / DNA	November 2008
3. H/N 1344	105,000	DH / DNA	November 2008
4. H/N 1349	105,000	DH / DNA	Q3 2009
5. H/N 1350	105,000	DH / DNA	Q4 2009
6. H/N 1356	105,000	DH / DNA	Q1 2010
7. H/N 1360	105,000	DH / DNA	Q2 2010
Panamax
1. Selecao	73,000	DH	15 November 2007
2. Socrates	73,000	DH	30 November 2007
Handysize
1. Bosporos	37,340	DH / 1B - Ice-Class	21 August 2007

DH: Double Hull

DNA: Design New Aframax

Assuming no interim retirements of vessels the following outlines the composition of TEN’s fleet after delivery of the orders cited above:

TYPE	Total	Double Hull	Ice Class
VLCC	3	3
Suezmax	10	10	6
Aframax	18	18	3
Panamax	7	7	2
Handymax	6	6	6
Handysize	8	8	6
LNG	1	1
Total:	53	53	23

CONFERENCE CALL

This morning at 10:00 a.m. Eastern Time, TEN will also host a conference call to review the first quarter as well as management’s outlook for the business. The call, which will be hosted by TEN’s senior management, may contain information beyond what is included in the earnings press release.

To participate in the call from the United States or Canada, please dial +1 888.693.3477 approximately five minutes prior to the starting time. To participate in the call outside the United States or Canada, please dial +1 973.582.2710 five minutes prior to the starting time. The Conference ID is 8789281. Two hours after the completion of the conference call, a digital recording of the call will be available for seven days, and can be accessed by dialling

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+1 877.519.4471 from inside the United States or Canada and +1 973.341.3080 from outside the United States or Canada and entering the Conference ID 8789281.

The call, which will be simultaneously broadcast live over the Internet, can be accessed at: http://www.videonewswire.com/event.asp?id=39771.

Please log in approximately ten minutes before the start of the call to allow extra time to visit the site and download the streaming media software required to listen to the Internet broadcast.

Concurrent with the live broadcast, the Company will post a supplemental slide presentation providing details related to fleet composition and deployment and other related company information. This presentation will be available on the Company’s corporate website reception page at www.tenn.gr.

ABOUT TSAKOS ENERGY NAVIGATION

TEN’s proforma fleet consists of 53 vessels of 5.7 million dwt. Today, TEN operates a fleet of 43 vessels all double-hull. Additionally, its newbuilding program of 10 vessels includes seven Aframax crude carriers, two Panamax tankers and one Handysize product carrier representing 919,940 dwt.

The strategy of a balanced diverse fleet is reflected in 28 crude transporters ranging from VLCCs to Aframaxes and 24 product carriers ranging from Handysize to Aframaxes; complemented by one LNG.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those predicted by such forward-looking statements. TEN undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise.

CONTACTS:

George V. Saroglou, COO

Tsakos Energy Navigation Ltd.

Tel: 30 210 94 07 710-3

ten@tenn.gr

Thomas J. Rozycki, Jr., Investor Relations

Cubitt Jacobs & Prosek Communications

212-279-3115 x208

trozycki@cjpcom.com

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TSAKOS ENERGY NAVIGATION LIMITED AND SUBSIDIARIES

Selected Consolidated Financial and Other Data (Unaudited)

(In Thousands of U.S. Dollars, except share, per day and fleet data)

		Three months ended March 31
STATEMENT OF INCOME DATA		2007	2006
Voyage revenues		$115,282	$95,870

Commissions		4,078	3,555
Voyage expenses		14,716	16,701
Charter hire expense		4,455	6,058
Vessel operating expenses		22,709	14,457
Depreciation		18,142	10,677
Amortization of deferred drydocking costs		725	1,425
Management fees		2,205	1,409
General & Administrative expenses		815	475
Staff compensation expense		963	—
Foreign currency losses/(gains)		32	(7)
Amortization of deferred gain on sale of vessels		(792)	(792)
Gain on sale of vessels, net		(6,397)	0

Total expenses		61,651	53,958

Operating income		53,631	41,912
Interest and finance costs, net		(15,535)	(3,612)
Interest income		5,992	2,775
Other income/(expense)		(98)	698

Total other income (expenses), net		(9,641)	(139)

Minority interest		(519)	—

Net income		$43,471	$41,773

Earnings per share, basic		$2.28	$2.19
Earnings per share, diluted		$2.28	$2.19
Weighted average number of shares outstanding
Basic		19,039,871	19,102,245
Diluted		19,049,300	19,110,939

		March 31 2007	December 31 2006	March 31 2006
BALANCE SHEET DATA
Cash and cash equivalents		193,945	174,567	76,571

Current assets, including cash		238,905	222,493	126,086
Investments		9,741	14,045	17,770
Advances for vessels		175,538	261,242	234,656
Vessels at cost		1,978,229	1,649,928	1,080,670
Accumulated Depreciation		(194,172)	(191,281)	(181,524)
Vessels’ Net Book Value		1,784,057	1,458,647	899,146
Deferred charges		11,897	13,448	12,699

Total assets		$2,220,138	$1,969,875	$1,290,357

Current portion of long-term debt		35,725	23,117	58,575

Current liabilities, including current portion of long-term debt		156,576	101,430	124,076
Long-term debt, net of current portion		1,294,957	1,110,544	532,209
Deferred income, net of current portion		1,834	2,626	7,655
Minority interests		521	2	—
Total stockholders’ equity		766,250	755,273	626,417

Total liabilities and stockholders’ equity		$2,220,138	$1,969,875	$1,290,357

		Three months ended March 31
		2007	2006
OTHER FINANCIAL DATA
Net cash from operating activities		$69,068	$45,367
Net cash used in investing activities		$(247,753)	$(266,586)
Net cash from financing activities		$198,063	$152,021

TCE per ship per day		$31,649	$33,128

Operating expenses per ship per day		$7,292	$6,931
Vessel overhead costs per ship per day		$1,173	$773

		8,464	7,704
FLEET DATA
Average number of vessels during period		37.7	27.1
Number of vessels at end of period		40.0	28.0
Average age of fleet at end of period	Years	5.4	6.5
Dwt at end of period (in thousands)		4,503.4	3,549.6
Time charter employment - fixed rate	Days	720	694
Time charter employment - variable rate	Days	1,688	416
Period employment (pool and coa) at market rates	Days	281	711
Spot voyage employment at market rates	Days	517	596

Total operating days		3,206	2,417
Total available days		3,397	2,437
Utilization		94.4%	99.2%

TCE represents voyage revenue less voyage expenses. Commission is not deducted.

Operating expenses per ship per day exclude the three chartered-in vessels and the vessel bare-boat chartered out.